SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 5)1
Achillion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
00448Q201
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00448Q201

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,663,507*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,663,507*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,663,507*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.		TYPE OF REPORTING PERSON PN

*Includes 2,790,539 shares issuable upon exercise of Warrants.

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CUSIP No. 00448Q201

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 42,024*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 42,024*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,024*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.		TYPE OF REPORTING PERSON PN

*Includes 20,706 shares issuable upon exercise of Warrants.

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CUSIP No. 00448Q201

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

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CUSIP No. 00448Q201

AMENDMENT NO. 5 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on August 30, 2010, Amendment No. 1 thereto filed on June 15, 2012, Amendment No. 2 thereto filed on January 18, 2013, Amendment No. 3 thereto filed on September 11, 2014 and Amendment No. 4 thereto filed on May 22, 2015 (as so amended, the “Schedule 13D”).  Terms used in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)           The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5 to Schedule 13D. This information is based on a total of 136,389,130  shares of Common Stock outstanding as of  August 1, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2015 filed with the Commission on August 10, 2015, and gives effect to the exercise of all Warrants held by the Reporting Persons.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

(c)           On August 14, 2015 DP VIII A sold 37,843 shares of Common Stock in open market transactions at an average price per share of  $7.51, ranging from $7.40 to $7.58. On August 18, 2015, OPSA VIII distributed in kind 483,521 shares of Common Stock pro rata to its members.

 Item 5(e) is hereby amended and restated to read in its entirety as follows:

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 14, 2015.

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CUSIP No. 00448Q201

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2015

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member